UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Nova Minerals Corp

(Exact name of registrant as specified in its charter)

Nevada	42-1800080
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6312 South Fiddlers Green Circle, Suite 300E Greenwood Village, Colorado	80111
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 par value per share	NYSE American LLC
Warrants to Purchase Common Stock	NYSE American LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box: ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The following description of the terms of Nova Mineral Corp’s (the “Company,” “we” or “us”) securities sets forth certain general terms and provisions of our common stock and preferred stock, par value $0.001 per share, and our warrants. This section also summarizes relevant provisions of the Nevada Revised Statutes (“NRS”). The following summary of the terms of our securities does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the NRS and our amended and restated articles of incorporation (“Articles of Incorporation”) and our bylaws, and, in the case of our warrants, the terms of the applicable warrant agreement.

Description of Capital Stock

Our authorized capital stock currently consists of 500,000,000 shares of common stock and 10,000,000 shares of preferred stock.

Common Stock

Subject to any voting rights of any series of our preferred stock then outstanding, the holders of our common stock are entitled at each meeting of stockholders to one vote for each share of common stock standing in such stockholder’s name on our books. No holder of our common stock shall be entitled to cumulate votes for the election of our directors. Dividends upon our capital stock, subject to the provisions of our Articles of Incorporation, if any, may be declared by our board of directors (“Board”) at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of our Articles of Incorporation. Before payment of any dividend, there may be set aside out of any of our funds available for dividends such sum or sums as our Board from time to time, in its absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property, or for such other purpose as the directors shall think conducive to our interest, and the directors may modify or abolish any such reserve in the manner in which it was created. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock. Pursuant to NRS 78.1955, shares of preferred stock may be issued from time to time in one or more classes or series, each of which shall have such distinctive designation or title as shall be determined by our Board prior to the issuance of any shares thereof. Preferred stock shall have such voting powers (or no voting powers), designations, preferences, limitations, restrictions and relative rights, as shall be stated in such resolution or resolutions providing for the issuance of such class or series of preferred stock, as may be adopted from time to time by our Board prior to the issuance of any shares thereof and, for so long as we are admitted to the official list of the Australian Securities Exchange, in compliance with the requirements of the Australian Securities Exchange Listing Rules.

Description of Warrants

The following is a brief summary of certain terms and conditions of our warrants and is subject in all respects to the provisions contained in the applicable warrant agreements included with our filings with the SEC. See the form of warrant filed with the SEC for a complete description of the terms and conditions applicable to the warrants.

Exercisability. The warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act of 1933, as amended (the “Securities Act”) is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is not effective or available the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common stock determined according to the formula set forth in the warrant. Pursuant to the applicable warrant agreement, a warrant holder may exercise its warrants only for a whole number of common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued and only whole warrants will trade. No fractional shares of common stock will be issued in connection with the exercise of a warrant. If, upon the exercise of warrants, a holder would be entitled to receive a fractional interest in common stock, the Company will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% at the election of the holder) of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the warrants is US$1.4532 per whole share of common stock. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Warrant Agent. The warrants were issued under a warrant agreement between Computershare Trust Company, N.A as warrant agent, and us. The warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the applicable warrant agreement and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding shares of common stock, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction without regard to any limitations on exercised contained in the warrants.

Rights as a Stockholder. Except as otherwise provided in the applicable warrant agreement or by virtue of such holder’s ownership of common stock, the holder of a warrant does not have the rights or privileges of a holder of common stock, including any voting rights, until the holder exercises the warrant. An exercising warrant holder will not become a holder of common stock until the common stock is registered and delivered.

Exclusive Forum. The form of warrant provides that (i) legal proceedings concerning the interpretation, enforcement and defense of the warrants will be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan and (ii) that the parties thereto irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Notwithstanding the foregoing, such exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Securities Exchange Act of 1934, as amended, or any other claim for which the federal district courts of the United States are the sole and exclusive forum.

Governing Law. The warrants are governed by New York law.

Limitation of Liability of Officers and Directors

To the fullest extent permitted by the NRS, the Company, or any successor thereto, shall indemnify any person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including as a manager of a limited liability company), from and against any and all expenses, liabilities, costs or matters referred to therein or covered thereby, including, but not limited to, attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding.

Special Meetings of Stockholders

Our Bylaws provide that special meetings of stockholders may be held at such location, on such date and at such time, or by remote communication, so designated by the Board and as shall be stated in the notice of the meeting in accordance with our Bylaws, or in a duly executed waiver of notice thereof. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by our Articles of Incorporation, and subject to the rights of the holders of any series of our preferred stock then outstanding, may be called only by (i) the Chairperson of the Board, (ii) our Chief Executive Officer, or (iii) our Secretary at the request of a majority of the Board. Business transacted at any special meeting of stockholders shall be limited to the purpose stated in the notice.

Stockholder Action; Advance Notice Requirements for Stockholder Proposals

Our Bylaws provide that any action, except election of directors, which may be taken by the vote of the stockholders at a meeting, may be taken without a meeting only if (a) approved by the Board with specific authorization for the stockholders to such action without a meeting and (b) authorized by the written consent of stockholders holding at least a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereof, unless the applicable provisions of the NRS, our Bylaws, or our Articles of Incorporation require a greater proportion of voting power to authorize such action, in which case such greater proportion of written consents shall be required.

At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) brought before the meeting by the Company and specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) brought before the meeting by or at the direction of the Board or any authorized committee thereof, or (iii) otherwise properly brought before the meeting by a stockholder who (A) was a stockholder of record of our Company (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner was the beneficial owner of shares of our Company) both at the time of giving the notice provided for in our Bylaws and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with the relevant provisions of our Bylaws as to such business. Stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders, and the only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the Board. Stockholders seeking to nominate persons for election to the Board must comply with the relevant sections of our Bylaws.

Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of our Company, (ii) provide any updates or supplements to such notice at the times and in the forms required by the relevant sections of our Bylaws and (iii) constitute a proper mater for stockholder action. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of our Company not later than the close of business on the ninetieth (90th) day nor earlier than the one hundred twentieth (120th) day prior to the one (1)-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of Timely Notice as described above.

In addition to the other requirements set forth in our Bylaws, a stockholder providing notice shall, as of the date of delivery of such notice and continuously for at least the three (3)-year period immediately preceding such date, have been the beneficial owner of shares of common stock of our Company representing at least five percent (5%) of the outstanding shares of common stock of our Company, and shall provide to our Company documentary evidence of such continuous ownership (including, if applicable, one or more written statements from the record holder of such shares or from a financial institution verifying ownership for the required period) as part of such notice. For the avoidance of doubt, shares that have been sold short, borrowed, hedged in a manner that materially reduces the economic risk of ownership, or acquired through derivative instruments that do not confer full voting and investment power shall not be counted toward the foregoing ownership threshold. Each proposing person shall provide, as part of such notice, a signed representation certifying that neither such person nor any of its affiliates or associates has, at any time during the required continuous ownership period, entered into any hedging, swap, collar, put, call, short sale, borrowing arrangement, forward contract or other transaction or arrangement that has had or would have the effect of reducing in any manner the full economic risk of ownership of shares counted toward the foregoing ownership threshold. Any failure to provide such representation, or any material inaccuracy therein, shall render the notice invalid and the proposed business shall not be transacted at the meeting.

Election and Removal of Directors

At each annual meeting of stockholders, directors of each class, the term of which shall then expire, shall be elected to serve for a three-year term, but if any such annual meeting is not held or the directors are not elected at any annual meeting, the directors may be elected at any special meeting of stockholders held for that purpose, or at the next annual meeting of stockholders held thereafter. Each director, including a director elected to fill a vacancy, shall hold office until the next election of the class for which such director shall have been chosen and until a successor has been elected and qualified or until their earlier resignation or removal or their office has been declared vacant in the manner provided in our Bylaws.

Any director may be removed for Cause by the affirmative vote of the holders of at least two-thirds (2/3rds) of the total voting power of the Company entitled to vote at an election of directors and otherwise in accordance with the NRS. For purposes of the removal of a director, “Cause” shall mean (i) conviction of, or a plea of guilty or no contest to, a felony or any crime involving fraud or moral turpitude, (ii) a final, non-appealable finding by a court of competent jurisdiction that the director committed fraud or willful misconduct in connection with the director’s duties to the Company, (iii) a willful and material breach of the director’s fiduciary duties to the Company or (iv) a declaration by a court of competent jurisdiction that the director is of unsound mind or similar declaration. Prior to any for Cause removal, the director who is the subject of the proposed removal shall be given not less than three (3) business days’ prior written notice specifying the grounds for the proposed removal and a reasonable opportunity to be heard before the Board; provided, however, that in exigent circumstances, as determined in good faith by a majority of the disinterested directors then in office, including circumstances involving alleged fraud, criminal conduct, breach of fiduciary duty causing immediate and irreparable harm to the Company, or conduct that poses a material risk to the Company’s business, assets, reputation or legal standing, the Board may act on such shorter notice (including no prior notice) as the disinterested directors determine is reasonably necessary under the circumstances, so long as the director who is the subject of the removal is given notice of the removal and the grounds therefor promptly following the Board’s action and an opportunity to address the Board at its next regular or special meeting. Any vacancy created by a for Cause removal shall be filled exclusively by the Board in accordance with the Articles of Incorporation and the Bylaws.

Nevada Anti-Takeover Statutes

Business Combinations Act

Under the terms of our Articles of Incorporation and as permitted under Nevada law, we have elected to be governed by the terms and provisions of NRS 78.411 through NRS 78.444, inclusive, or Nevada’s Business Combinations Act. This law provides that specified persons who, together with affiliates and associates, own, or, with respect to affiliates or associates of ours who within two years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with our Company for a period of two years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders.

Control Share Acquisitions Act

Nevada’s Control Share Acquisitions Act provides that, in certain circumstances, a stockholder who acquires a controlling interest in a corporation, defined in the NRS as an interest in excess of a 1/5, 1/3 or 1/2 interest, has no voting rights in the shares acquired that caused the stockholder to exceed any such threshold, unless our Company’s other stockholders, by majority vote, grant voting rights to such shares. Under the terms of our Articles of Incorporation and as permitted under Nevada law, we have elected not to be governed by the terms and provisions of Nevada’s Control Share Acquisitions Act, or NRS 78.378 through NRS 78.3793, inclusive.

Amendment to Certain Articles of Incorporation and Bylaws Provisions

Our Articles of Incorporation provide that amendments to certain of its provisions will require the affirmative vote of the holders of at least two-thirds of the total voting power of the Company entitled to vote on such amendments, voting together as a single class, namely:

●	the provisions on the limitation on liability of directors and officers;
●	the provisions on corporate opportunities;
●	the provisions on distributions;
●	the provisions on the exclusive forum and waiver of jury trial;
●	the provisions on the approval of certain business combinations; and
●	the provisions on conversions.

In addition, our Articles of Incorporation provide that the Board is expressly authorized to adopt, amend, alter, repeal or rescind, in whole or in part, the Bylaws. By affirmative vote of the holders of at least two-thirds of the voting power of the capital stock issued and outstanding and entitled to vote, voting together as a single class, stockholders may adopt, amend, alter or repeal the Bylaws. Notwithstanding the previous sentence, any amendment, alteration, repeal or rescission of the Bylaws shall require the affirmative vote of at least two-thirds of the total voting power of the Company entitled to vote on such amendment, alteration, repeal, rescission or adoption, voting together as a single class

Transfer Agent, Registrar and Warrant Agent

Computershare Trust Company, N.A is the transfer agent and registrar for our common stock and the warrant agent for our warrants. Its address is 150 Royall Street, Canton, Massachusetts 02021.

Item 2. Exhibits.

Pursuant to the Instructions as to Exhibits for Form 8-A, no exhibits are required to be filed because no other securities of the Company are registered on the NYSE American LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 16, 2026	NOVA MINERALS CORP

	By:	/s/ Christopher Gerteisen
	Name:	Christopher Gerteisen
	Title:	President and Chief Executive Officer